NXT ANNOUNCES STRONG 2012 YEAR-END RESULTS

Highlights
o	Record revenues of $11 million in 2012
o	Record net profit for 2012 of $2 million
o	Positioned for continued growth with strong cash position and no debt

CALGARY, ALBERTA, April 24, 2013 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTC:NSFDF), is pleased to announce its financial and operating results for the fiscal year ended December 31, 2012.  All selected and referenced financial information should be read in conjunction with the audited consolidated financial statements and management discussion and analysis (“MD&A”) which will be filed in Canada on SEDAR at www.sedar.com, in the USA on EDGAR at www.sec.gov/edgar, and on NXT’s website at www.nxtenergy.com.

Highlights of Financial Results

Highlights of NXT’s Q4-12 and 2012 year-end financial statements (with comparative figures for the year ended December 31, 2011) are as follows:

	3 months	12 months	12 months
	ended	ended	ended
	December 31	December 31	December 31
(all in Canadian $)	2012	2012	2011
	(unaudited)
Survey revenues	$ 5,727,392	$ 10,937,575	$ 144,650
Survey expenses	1,277,768	3,633,645	46,713
General & administrative expenses	1,356,617	4,508,506	3,218,143
Amortization and other expenses (income), net	(211,123)	306,275	464,395
	2,423,262	8,448,426	3,729,251
Income (loss) before income taxes	3,304,130	2,489,149	(3,584,601)
Income tax expense	216,807	426,421	‐
Income (loss) for the year	3,087,323	2,062,728	(3,584,601)
Income (loss) per comm on share - basic	0.07	0.05	(0.10)
Income (loss) per comm on share - diluted	0.06	0.04	(0.10)
# of comm on shares outstanding at end of period	39,554,959	39,554,959	34,757,356
Cash flow from operating activities:
Net income (loss)	3,087,323	2,062,728	(3,584,601)
Add back non‐cash items, net	(234,286)	225,732	508,787
	2,853,037	2,288,460	(3,075,814)
Net change in non‐cash working capital balances	738,762	(1,495,468)	1,319,299
Net cash generated by (used in) operating activities	3,591,799	792,992	(1,756,515)
Working capital:
Cash and short term investments		5,107,594	1,518,946
Other current assets		2,022,789	1,277,546
		7,130,383	2,796,492
Current liabilities		(2,181,827)	(3,133,012)
		4,948,556	(336,520)

 “We are extremely proud of what the NXT team accomplished in 2012” noted George Liszicasz, NXT’s President & CEO.  “After several years of building our foothold in Latin and Central America, we achieved record revenues, and significant net profit and operating cash flow.  With no debt, we are on sound financial footing, and are working diligently to expand our survey revenue opportunities for 2013 and beyond”.

NXT conducted SFD® survey flight operations in six different countries in 2012, and the 2012 results reflect completion and delivery of our SFD® reports on four of those projects – in Colombia and Guatemala (for client Pacific Rubiales Energy), Argentina, and our largest project in Mexico (for PEMEX).

In addition, by the end of Q1-2013, NXT completed and delivered its recommendations for its US$ 2.66 million (revenue value prior to foreign withholding taxes) survey contract in Pakistan, and an additional small survey in Belize.  The final progress billing of US $0.9 million for the Pakistan project is scheduled to be received by NXT in May, 2013.

Conference call update

A conference call update will be held at 12:00 PM MST (2 PM EST) on Wednesday. May 1, 2013 where NXT management will provide an update on matters of interest to investors including a discussion of our 2012 results, as well as current sales, intellectual property and other initiatives which are underway.

Interested parties can participate in this investor’s conference call through one of these applicable numbers:

1-855-353-9183 (Toll Free Canada & USA)
Calgary	403.532.5601
Edmonton	780.429.5820
Montreal	514.687.4017
Ottawa	613.212.0171
Toronto	416.623.0333
Vancouver	604.681.8564
Participant access code: 58876 (followed by the “#” key)

To listen to the conference call on a Playback On Demand, please dial:

Dial 1-855-201-2300 from Canada or the USA
Enter the 6 digit Conference Reference Number, 957778 #.
Please also key in the Participant Access Code 58876 #

Conversion of preferred shares

NXT has a total of 10 million convertible preferred shares outstanding, which were issued in 2006 to the Company’s President & CEO pursuant to a technology transfer agreement (the “TTA”) covering the use of the SFD® technology.  A total of 2 million of the preferred shares became convertible (on a one for one basis) into common shares upon issue in 2006.  The remaining 8 million preferred shares are non-voting, and are convertible on or before December 31, 2015 at NXT’s option, subject to earlier conversion under the TTA upon the reaching of defined cumulative revenue milestones.  Mr. George Liszicasz, the holder of the preferred shares, has given NXT notice to formally convert the initial 2 million preferred shares effective April 30, 2013.

Following this conversion, Mr. Liszicasz will hold a total of 7,196,490 (17.3%) of NXT’s then outstanding common shares.

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a survey method that can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The company’s securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2012 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward-looking statements include discussion of expansion plans for 2013 and beyond, and the potential future conversion of the preferred shares.

For further information, please contact:

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Greg Leavens
NXT Energy Solutions Inc.
V-P Finance & CFO
(403) 206-0805
www.nxtenergy.com

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
(403) 206-0800
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.